

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2020

Jeff Carberry
Chief Financial Officer
Stamps.com Inc.
1990 E. Grand Avenue
El Segundo, California 90245

      Re: Stamps.com Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed March 1, 2019
          File No. 000-26427

Dear Mr. Carberry:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services